Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: May 8th, 2007
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	One Press Release of May 2nd, 2007

•	Two Press Releases of May 3rd, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: May 8th, 2007	By:	/s/ Martin Babilas

		Name:	Martin Babilas
		Title:	Chief Financial Officer and Member of the Management Board

	By:	/s/ Volker Mansfeld

		Name: Title:	Volker Mansfeld Legal Counsel

Press Release	ALTANA AG

Postfach 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15

61352 Bad Homburg v.d.H.
Germany

T +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
pr@altana.de
www.altana.de
ALTANA AG completes a € 400 million syndicated credit facility
Bad Homburg / Wesel, Germany, May 2, 2007. ALTANA AG announced that it has successfully syndicated a consortial line of credit of € 400 million. The credit line is available for general corporate purposes.
Commerzbank, Deutsche Bank, Dresdner Bank, JP Morgan and WestLB are the Mandated Lead Arrangers of the banking consortium extending the line of credit. Commerzbank and JP Morgan served as the book runners responsible for coordinating the credit line. With a total of 17 banks participating at its conclusion, the syndication process was distinctly oversubscribed.
The revolving credit facility has a term of 5 years with two extension options for a total of two additional years. The initial margin is set at 25 base points over EURIBOR.
You can also find this Press Release in the Internet at www.altana.com.
This Press Release contains statements concerning the future. They are based on estimations made by the Board of Management of ALTANA, assumptions made by ALTANA, and information currently available to ALTANA. Statements concerning the future are only valid as of the date on which they are made. ALTANA does not intend, and is not obliged, to develop statements about the future further or to revise them in response to future events and/or developments.

For questions, contact

Dr. Thomas Gauly	Achim Struchholz
Head of Corporate Group Communications	Head of Corporate Communications
Investor Relations	ALTANA Chemie AG

Investor Relations	Media Relations
T +49 (0) 6172 1712-163	T + 49 (0) 281 670 2460
F +49 (0) 6172 1712-158	F + 49 (0) 281 670 1114

Press Release

ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
pr@altana.de
www.altana.com
ALTANA AG with a new Supervisory Board
•	Dr. Fritz Fröhlich takes over chairmanship

•	Wolfgruber: “Extraordinary personalities, both on a professional and personal level“
Frankfurt / Wesel, May 3, 2007. The Supervisory Board of ALTANA AG, which will operate as a specialty chemicals company in the future, newly constituted itself following the Annual General Meeting. Dr. Fritz Fröhlich, Chief Financial Officer of Akzo Nobel N.V. until 2004, was appointed new Chairman of the Supervisory Board. The other new Board members are Dr. Helmut Eschwey, Chairman of the Board of Management of Heraeus Holding GmbH; Mr. Werner Spinner, member of the Management Board of Bayer AG until 2003; and Dr. Carl Voigt, Division Head of Degussa AG until 2006. Mrs. Susanne Klatten remains deputy chairwoman of the Supervisory Board; and Dr. Klaus-Jürgen Schmieder, member of the Management Board of Air Liquide S.A., remains chairman of the Audit Committee.
Justus Mische, ALTANA’s former Chairman of the Supervisory Board, as well as Dr. Ernst-Uwe Bufe, Prof. Wolfgang A. Herrmann, and Prof. Heinz Riesenhuber resigned from their Board mandates. The Management Board extended its gratitude to the Supervisory Board members who were stepping down for their successful work.
“With the new Supervisory Board members we have found extraordinary personalities, both on a professional as well as on a personal level,“ stated Dr. Matthias L. Wolfgruber, President and CEO of ALTANA. “Together with the remaining Supervisory Board members, they will accompany the growth and value oriented course of the new ALTANA in a constructive way.“
This press release is also available on the Internet at www.altana.com
This press release contains forward-looking statements, i.e. current estimates or expectations of future events or future results. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For inquiries please contact:

Dr. Thomas Gauly	Achim Struchholz
Head of Corporate Communications &	Head of Corporate Communications
Investor Relations	ALTANA Chemie AG

Investor Relations:	Media Relations
P +49 (0) 6172 1712-163	P + 49 (0) 281 670 2460
F +49 (0) 6172 1712-158	F + 49 (0) 281 670 1114

Press Release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
pr@altana.de
www.altana.com
     ALTANA Annual General Meeting approves dividend distribution
•	Special dividend of €33.00

•	Regular dividend for 2006 of €1.30 and bonus dividend of €0.50

•	The new ALTANA concentrates on specialty chemicals

•	Matthias Wolfgruber and Martin Babilas form the new Management Board team
Frankfurt / Wesel, May 3, 2007 — The shareholders of ALTANA AG (NYSE: AAA, FSE: ALT) have approved the proposals on the dividend distribution made by the Management and Supervisory Boards at today’s Annual General Meeting in Frankfurt. On the basis of the shareholders ´ resolutions, ALTANA will pay out a special dividend of €33.00, resulting from the sale of ALTANA Pharma to Nycomed. In addition, shareholders will receive a dividend of €1.30 for the business year 2006 as well as a bonus dividend of €0.50. As a result each shareholder will receive a dividend totaling €34.80 per share. The total dividend payment amounts to €4,732 million.
In the last business year in its former Group structure, ALTANA’s consoldiated sales rose by 18% to €3.9 billion. Adjusted for exchange rate as well as divestment and acquisition effects operating sales growth was 9%. At €3.3 billion, international business accounts for 84% of total sales. Earnings before taxes (EBT) rose by 14% to €779 million. With 20%, the return on sales (EBT) was only slightly below the prior-year’s level despite special burdens due to the Group restructuring.
ALTANA AG now concentrates on its specialty chemicals business. For 2006 ALTANA Chemie reported a strongly acquisition-driven increase in sales of 43% on the prior year to approximately €1.3 billion. Adjusted for divestment and aquisition effects (+33%) as well as minor exchange rate effects operating growth was 10%.
Business volume could be expanded without diluting profitability. In line with the sales development, earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to €237 million, up by 45%. At 18.3%, the EBITDA margin lies within the medium to long-term target return range of 18% to 20%. At €147 million in 2006, earnings before taxes (EBT) were up by 42% on the prior year.
Effective as of the end of the Annual General Meeting, Dr. Matthias L. Wolfgruber (53) was appointed new Chairman of the Management Board of ALTANA AG. Martin Babilas (35) was appointed new Chief Financial Officer of ALTANA. ALTANA’s previous CEO, Prof. Nikolaus Schweickart (63), who was a member of the Management Board for 20 years, 17 thereof as CEO, retires, as does Dr. Hermann Küllmer (63), member of the Management Board since 1990. The Supervisory Board acknowledged the efforts of the two Management Board members who leave their mandates and extended its gratitude to them for their many years of successful management of the company.

This press release is also available on the Internet at www.altana.com.
This press release contains forward-looking statements, i.e. current estimates or expectations of future events or future results. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For inquiries please contact:

Dr. Thomas Gauly	Achim Struchholz
Head of Corporate Communications &	Head of Corporate Communications
Investor Relations	ALTANA Chemie AG

Investor Relations:	Media Relations
P +49 (0) 6172 1712-163	P + 49 (0) 281 670 2460
F +49 (0) 6172 1712-158	F + 49 (0) 281 670 1114